SCOLR Pharma, Inc.

April 20, 2011

VIA EDGAR AND FACSIMILE (202-772-9198)

Johnny Gharib

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SCOLR Pharma, Inc.

Schedule 14A filed April 12, 2011 – File No. 001-31982

Dear Mr. Gharib:

This letter is to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 19, 2011 relating to the above-referenced preliminary proxy statement filed by SCOLR Pharma, Inc. (the “Company”) on April 12, 2011.

We confirm that the Company does not have any current plan, arrangement or understanding, written or oral, to issue any of the shares that will be newly authorized as a result of the approval of the amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000.

The Company will include a statement to this effect in its definitive proxy statement.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Peter B. Cancelmo (206-816-1332) of Garvey Schubert Barer, or the undersigned (425-368-1052), if you wish to discuss the Company’s response herein.

Sincerely,

/s/ Richard M. Levy

Richard M. Levy

Chief Financial Officer

Cc: Peter B. Cancelmo